UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Imperial Oil Limited
(Exact name of the registrant as specified in its charter)

CANADA	0-12014	98-0017682
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

505 QUARRY PARK BOULEVARD S.E., CALGARY, AB, CANADA, T2C 5N1
(Address of principal executive offices) (Postal Code)

Daniel E. Lyons (587) 476-3941
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Imperial Oil Limited (the “Company”) is relying on the alternative reporting provision of Item 2.01. The Company has prepared a report for the year ended December 31, 2023 under Canada’s Extractive Sector Transparency Measures Act, S.C. 2014, c. 39, s. 376 and submitted such report to Natural Resources Canada on April 23, 2024 (the “Report”). The Report, which includes the payment disclosure required by Item 2.01 of this Form SD, is filed as Exhibit 99.1 to this Form SD. Additionally, such report will be publicly accessible on the Company’s website at https://www.imperialoil.ca/investors/investor-relations/annual-and-quarterly-reports-and-filings or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data for a period of at least five years from the date it was submitted. The information contained on the website referred to in this paragraph is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit	Description
99.1	Exhibit to Form SD - Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Imperial Oil Limited

/s/ Daniel E. Lyons	September 25, 2024
By Daniel E. Lyons	(Date)
Senior vice-president, finance and administration, and controller (Chief financial officer)

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